
December 7, 2023

Christopher Guthrie
Chief Financial Officer
Comstock Holding Companies, Inc.
1900 Reston Metro Plaza, 10th Floor
Reston, VA 20190

>   **Re: Comstock Holding Companies, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2022**
>   **Filed March 29, 2023**
>   **File No. 001-32375**

Dear Christopher Guthrie:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Exhibits

1.   We note you have identified the wrong periodic report in paragraph 1 of your certifications provided in Exhibits 31 and 32 as you referenced the Quarterly Report on Form 10-Q rather than the Annual Report on Form 10-K. Please file a full amendment to your Form 10-K for the year ended December 31, 2022 to revise your certifications to identify the correct periodic report in paragraph 1. Refer to Regulation S-K C&DI 246.14.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction